Lavoro to Announce Fiscal Second Quarter 2024 Results on March 7th, 2024

SÃO PAULO — February 28, 2024 — Lavoro Limited (Nasdaq: LVRO; LVROW), the first U.S.-listed agricultural inputs retailer in Latin America, will issue its financial results for the fiscal second quarter 2024 after market close on Thursday, March 7, 2024.

Lavoro management will host a conference call and audio webcast that afternoon at 5:00 p.m. ET (7:00 p.m. BRT) to discuss the results.

Conference Call Details

Title: Lavoro Fiscal Second Quarter 2024 Earnings Conference Call
Event Date: Thursday, March 7, 2024
Time: 5:00 p.m. ET (7:00 p.m. BRT)
Participant Numbers: 1-877-407-9716 (U.S.), 1-201-493-6779 (International)
Event Link: https://ir.lavoroagro.com/disclosure-and-documents/events/
For interested individuals unable to join the conference call, a dial-in replay of the call will be available through Thursday, March 21, 2024, and can be accessed by dialing 1-844-512-2921 (U.S.), 1-412-317-6671 (International) and entering replay passcode: 13744618. The live audio webcast will be accessible in the Events section on the Company's Investor Relations website at https://ir.lavoroagro.com/disclosure-and-documents/events/

About Lavoro

Lavoro is Brazil's largest agricultural inputs retailer and a leading producer of agriculture biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Since its founding in 2017, Lavoro has broadened its reach across Latin America, serving 72,000 customers in Brazil, Colombia, and Uruguay, via its team of over 1,000 technical sales representatives (RTVs), its network of over 210 retail locations, and its digital marketplace and solutions. Lavoro's RTVs are local trusted advisors to farmers, regularly meeting them to provide agronomic recommendations throughout the crop cycle to drive optimized outcomes. Learn more about Lavoro at ir.lavoroagro.com.

Contact:

Tigran Karapetian, Head of Investor Relations
tigran.karapetian@lavoroagro.com

Fernanda Rosa, Investor Relations Coordinator
fernanda.rosa@lavoroagro.com